Item 77D 	Deutsche Large Cap Value Fund (a series
of Deutsche Value Series, Inc.)
The Board of Directors of Deutsche Large Cap Value
Fund (Acquired Fund) gave an approval to proposals by Deutsche Investment Management Americas Inc.
(Advisor), the advisor of the Acquired Fund, to implement the Cash Return on Capital Invested
(CROCI (r)) strategy for the Acquired Fund, effective on or about October 3, 2016, and to effect the merger of the Acquired Fund into Deutsche CROCI (r) U.S. Fund
(Acquiring Fund), on or about December 12, 2016.

Effective October 3, 2016, the Acquired Fund's investment strategy was changed as follows:
Main investments. Under normal
circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities of large US companies that are similar in size to the companies in the Russell 1000 (r) Value Index and that portfolio management believes are undervalued. While the market capitalization range of the Russell
1000 (r) Value Index changes throughout the year, as of June 30, 2016, the market capitalization range of the Russell 1000 (r)
Value Index was between approximately $1.48 billion and $515.59 billion. The companies are selected using the Cash Return on Capital
Invested (CROCI (r)) strategy as one factor.
Portfolio management will select stocks from among companies in the S&P 500 Index
(excluding companies from the financial sector) which are under CROCI (r) coverage at any given time (as of December 2015, approximately 302 companies that are part of the S&P 500 Index were under CROCI (r) coverage). Initially, approximately 40 companies will be identified from the selection universe. The companies are selected on the basis of an economic valuation using the CROCI(r) methodology, among other criteria.
In addition, portfolio management will apply liquidity and trading controls that seek to reduce portfolio turnover and transaction costs.
The fund's portfolio will be rebalanced
periodically.

Management process. Portfolio management will select stocks of companies that offer economic value, utilizing the CROCI (r) strategy as one factor, among other factors. Under the CROCI(r) strategy, economic value is measured using various metrics such as the CROCI (r)
Economic Price Earnings Ratio. The CROCI (r)
Economic Price Earnings Ratio is a proprietary measure of company valuation using the same relationship between valuation and return as an accounting P/E ratio (i.e., price/book value divided by return on equity). The CROCI (r)
Economic Price Earnings Ratio and other
CROCI (r) metrics may be adjusted from time to time. The CROCI (r) strategy may apply other measures of company valuation, as deter- mined by the CROCI (r) Investment Strategy and
Valuation Group. Portfolio management may use criteria other than the CROCI(r) strategy in selecting investments. At times, the number of stocks held in the fund may be higher or lower than 40 stocks at the discretion of portfolio management or as a result of corporate actions, mergers or other events.

The fund is rebalanced periodically in
accordance with the CROCI (r) strategy's rules
(re-selecting the approximately 40 stocks that make up the fund). During the selection process, certain portfolio selection buffers are applied in an attempt to reduce portfolio turnover. Portfolio management will take additional measures to attempt to reduce portfolio turnover, market impact and transaction costs in connection with implementation of the strategy, by applying liquidity and trading controls and managing the portfolio with tax efficiency in mind.

The CROCI (r) strategy is supplied by the CROCI (r) Investment Strategy and Valuation
Group through a licensing arrangement with the fund's Advisor.

CROCI(r) Investment Process. The CROCI(r)
Investment Process is based on the belief that the data used in traditional valuations (i.e.
accounting data) does not accurately appraise assets, reflect all liabilities or represent the real value of a company. This is because the accounting rules are not always designed specifically for investors and often utilize widely differing standards which can make measuring the real asset value of companies difficult. The
CROCI (r) Investment Process seeks to generate data that will enable valuation comparisons on a consistent basis, resulting in what port- folio management believes is an effective and efficient sector and stock selection process targeting investment in real value.

Many technical aspects of the generally accepted accounting principles of large financial companies make these companies poorly suited to consistent valuation using standards maintained by the CROCI (r) Investment
Strategy and Valuation Group. Accordingly, financial stocks have been excluded from the fund's investable universe.


Effective December 12, 2016, the Acquired Fund merged into the Acquiring Fund. The Acquiring Fund is a series of Deutsche Investment Trust.